19010510

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VENTURE.CO BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

171 BATTERY STREET, FIRST FLOOR
(No. and Street)

Burlington	Vermont	05401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AARON J. POLLAK, 802-238-6023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMARCO SCIACCOTTA WILKENS & DUNLEAVY, LLP
(Name – *if individual, state last, first, middle name*)

9645 LINCOLNWAY LN, STE 214A	FRANKFORT	ILLINOIS	60423
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section MAY 31 2019 Washington DC 413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, AARON J POLLAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VENTURE.CO BROKERAGE SERVICES, LLC, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Vermont
CHRISTA FERRARI
Commission * No. 157.0010517 *
My Commission Expires 01/31/2021

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Venture.co Brokerage Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Venture.co Brokerage Services, LLC, (the "Company") as of March 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Venture.co Brokerage Services, LLC as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Venture.co Brokerage Services, LLC's auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 28, 2019

VENTURE.CO BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2019

ASSETS

		2019
ASSETS		
Cash and cash equivalents	$	42,012
Accounts receivable		177,430
TOTAL ASSETS	$	219,442

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued commissions	$	168,558
TOTAL LIABILITIES		168,558
MEMBER'S EQUITY		50,884
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	219,442

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Venture.co Brokerage Services, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in October 2014 under the laws of the State of Delaware. The Company provides investment banking and related financial advisory services to institutional clients. It operates out of two offices, one in Burlington, VT and one in New York, NY.

The Company is wholly owned by Venture.co Holdings, Inc. (the "Parent"), a holding company located in Burlington, VT.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Recognition of Revenue - Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of January 1, 2018.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The Company records all revenues raised by independent contractor representatives.

Note 2 - Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company consolidates its taxable income with its Parent, which files corporate Form 1120 for federal and state purposes. As a result, no federal or Vermont income taxes are provided as they are the responsibility of the parent company.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

The Company's Parent files income tax returns in the U.S. in federal and state jurisdictions. The years 2016 through 2018 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

The Company provided services to one major customer constituting approximately 71.6% of total revenues.

This customer represented 28.5% of the Company's accounts receivable at March 31, 2019.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At March 31, 2019, the Company had net capital of $42,012, which exceeded its requirement by $30,775. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2019, this ratio was 4.01:1. The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 – Accounts Receivable and the Allowance for Doubtful Accounts

Accounts receivable are stated at the contractual amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered past due. Once an invoice exceeds 180 days overdue, the Company conducts an analysis to assess the collectability of the amount.

The Company allocates customer payments of accounts receivable to the specific invoices identified on the customer's remittance advice or, if unspecified, applies the payment to the oldest unpaid invoices.

The Company reduces the carrying amount of accounts receivable by an allowance for doubtful accounts that reflects its best estimate of the amounts that will not be collected. The Company individually reviews each customer balance where all or a portion of the balance exceeds 180 days from the invoice date. Based on the assessment of the customer's current creditworthiness, the Company estimates the portion, if any, of the balance that will not be collected. The Company will write off receivables as a charge to the allowance for doubtful accounts when, in their estimation, it is probable that the receivable is worthless.

The Company determined that receivables totaling $87,500 were doubtful for collection and therefore created a reserve for this amount at March 31, 2019.

Note 6 – Related Party Transactions

The Company has an expense sharing agreement with the Parent in which the Company will only pay expenses that are exclusively attributable to the operations of the Company. The Parent is responsible for rent, electric, internet, insurance, travel, legal and payroll. Per the terms of the agreement, the Parent paid $244,312 of shared expenses on behalf of the Company for the year ended March 31, 2019.

One of the owners of the parent company purchased a stake in one of our issuer clients in December of 2018. The amount of the commissions received by the Company on the transaction totaled $10,500.

VENTURE

171 Battery Street, 1st Floor
Burlington, VT 05401
www.VENTURE.co

Exemption Report
May 28, 2019

Venture.co Brokerage Services, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the entire period January 1, 2018 through March 31, 2019, without exception.

I, Aaron Pollak, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Aaron Pollak
Chief Executive Officer